[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 30, 2014

Mary Cole

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Center Coast MLP & Infrastructure Fund

Dear Ms. Cole:

On behalf of Center Coast MLP & Infrastructure Fund (the “Fund”), we hereby request selective review of the Fund’s registration statement on Form N-2 (File Nos. 333-200802 and 811-22843) (the “Shelf Registration Statement”), in accordance with SEC Release No. 33-6510 (February 15, 1984).

Disclosure regarding the Fund, its investment objective, policies, parameters and restrictions and associated risks, and the management of the Fund, including the Fund’s board of trustees, investment adviser and portfolio managers, is substantially the same as was included in the Fund’s registration statement on Form N-2 (File Nos. 333-188550 and 811-22843) filed in connection with the Fund’s initial public offering of common shares (the “IPO Registration Statement”).

Differences from the IPO Registration Statement include (i) updated financial statements and other financial information, (ii) disclosure regarding the Fund’s currently outstanding indebtedness, (iii) market and net asset value information regarding the Fund’s common shares and (iv) disclosure regarding the plan of distribution and other information regarding the sale of common shares, including pursuant to the exercise of subscription rights, on a delayed or continuous basis, as set forth under the headings “Description of Capital Structure” and “Plan of Distribution,” along with additional risk factors related specifically to such offerings.  In addition, the Fund has filed, as exhibits to the Shelf Registration Statement, a form of prospectus supplement relating to an offering of common shares and a form of prospectus supplement relating to an offering of common shares pursuant to the exercise of subscription rights.

If you have any questions or require any further information with respect to this Shelf Registration Statement, please call me at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy